UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
NORTHSTAR MERGER SUB, INC.
A Wholly Owned Subsidiary of
HISAMITSU U.S., INC.
A Wholly Owned Subsidiary of
HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
670009109
(CUSIP Number of Class of Securities)
Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, 1-11-1, Chiyoda-Ku
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑   Third-party tender offer subject to Rule 14d-1.
☐   Issuer tender offer subject to Rule 13e-4.
☐   Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

EXHIBIT INDEX

Exhibit No. 99.1	Joint press release, dated July 14, 2009, issued by Noven Pharmaceuticals, Inc. and Hisamitsu Pharmaceutical Co., Inc.